PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE PERIOD
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Piedmont Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Piedmont Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Piedmont Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Piedmont Securities, LLC 's management. Our responsibility is to express an opinion on Piedmont Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Piedmont Securities, LLC's financial statements. The supplemental information is the responsibility of Piedmont Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

goldman & COMPANY, CPAs

PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	168,669
Accounts Receivable		54,000
Investment Account		52,625
Due from Related Party		4,139
Prepaid Expenses		8,246
Total current assets		287,679
FIXED ASSETS		27,106
Less: accumulated depreciation		(23,343)
Fixed assets, net		3,763
TOTAL ASSETS	$	291,442

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	49,675
Commissions Payable	$	99,000
Payroll Taxes Payable	$	13,945
Total current liabilites		162,620
MEMBER'S EQUITY		128,822
TOTAL LIABILITIES AND EQUITY	$	291,442

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
DECEMBER 31, 2017

FEE REVENUE	$ 2,037,741
OPERATING EXPENSES	
Compensation and benefits	1,771,341
Business Support Services	19,500
Computer and technology	6,132
Continuing Professional Education	10,571
Depreciation	363
Dues and subscriptions	25,879
Insurance	0
Legal and professional fees	49,419
Regulatory and compliance fees	18,284
Rent and Utilities	16,181
Taxes and licenses	527
Telecommunications	5,933
Travel & Meals	57,677
Other operating expenses	15,467
Total expenses	1,997,274
Net ordinary income	40,467
Other Income	
Dividend Income	1,479
Unrealized Gains	3,524
Total other income	5,003
NET INCOME	$ 45,470

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2017

MEMBER'S EQUITY - DECEMBER 31, 2016	63,382
Net income	45,470
Member's contributions	19,970
MEMBER'S EQUITY - DECEMBER 31, 2017	$ 128,822

The accompanying notes are an integral part of these financial statements.

4

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2017

OPERATING ACTIVITIES		
Net income	$	45,470
Adjustments to reconcile net income to net cash		
used in operating activities		
Increase in accounts receivable		(54,000)
Decrease in related party receivable		4,089
Decrease in prepaid expenses		18
Increase in accounts payable		146,301
Increase in payroll taxes payable		7,562
Depreciation expense		363
Unrealized gains on investments		(3,524)
Net cash used in operating activities		146,279
INVESTING ACTIVITIES		
Investment in Stocks and Mutual Funds		(49,101)
Net cash used in investing activities		(49,101)
FINANCING ACTIVITIES		
Member's contributions		19,970
Net cash provided by financing activities		19,970
NET INCREASE IN CASH		117,148
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		51,521
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	168,669

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Piedmont Securities LLC (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 3, 2012. The Company is an independent advisory firm focused on providing municipal financial advisory services and merger and acquisition advisory services.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

Revenues from services are recognized from transactions when the equity placement or other services closes, upon satisfaction of performance obligations under contract. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed on the same basis that the Company uses for its tax returns. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to thirty-nine years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed from balance sheet and any gain or loss is included in the results of operations. Depreciation expense for 2017 was $363.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $54,411. The Company's percentage of aggregate indebtedness to net capital was 299%.

4. COMMITMENTS AND CONTINGENCIES

The Company has an obligation for its office under an operating lease effective May 1, 2017 with a term of 12 months ending on April 30, 2018. The future commitment is as follows:

      2018 $14,400

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 27, 2018, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

6. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FAST ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    Level 1 – Valuations based on quoted prices in active markets for identical investments.

    Level 2 – Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

    Level 3 – Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors. These may include the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value

measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2017:

Description	Level 1	Level 2	Level 3
Assets:			
Securities owned:			
Mutual Funds	$52,625		

Changes in Level 1 assets measured at fair value on a recurring basis for the year ended December 31, 2017 were as follows: unrealized gain of $3,524.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 128,822
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	54,000
Due from related party	4,139
Prepaid expenses	8,546
Fixed assets, net	3,763
NET CAPITAL	$ 58,374
Haircuts on securities	$ 3,963
AGGREGATE INDEBTEDNESS	
Accounts payable	148,675
Payroll taxes payable	13,945
Total aggregate indebtedness	$ 162,620
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 10,841
Excess net capital	$ 43,570
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 52,374
Percentage of aggregate indebtedness to net capital	298.87%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2017.

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2017

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.



goldman & COMPANY, C.P.A.s

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Piedmont Securities LLC

We have reviewed management's statements, included in Piedmont Securities LLC's Annual Exemption Report, in which (1) Piedmont Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Piedmont Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Piedmont Securities LLC stated that Piedmont Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Piedmont Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Piedmont Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 27, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683



PIEDMONT SECURITIES LLC
EXEMPTION REPORT

Year Ended December 31, 2017

We, as members of management of Piedmont Securities LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).

2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Piedmont Securities LLC

Gregory F. Fawcett, II 2-26-2018

Gregory F. Fawcett, II **Date**
Principal